-----------------------------
           UNITED STATES                           OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION               -----------------------------
       Washington, D.C. 20549                      OMB Number:      3235-0058
                                                   Expires:       May 31, 1997
                                                   Estimated average burden
             FORM 12b-25                           hours per response ..... 2.50
                                                   -----------------------------
        NOTIFICATION OF LATE FILING                SEC FILE NUMBER
                                                   -----------------------------
                                                   CUSIP NUMBER
                                                   -----------------------------
(Check One):

|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR


For Period Ended:        June 30, 1996
                  --------------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ---------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                           MERIS LABORATORIES, INC.
- --------------------------------------------------------------------------------
Full Name of Registrant
                                    N/A
- --------------------------------------------------------------------------------
Former Name if Applicable
                                2890 ZANKER ROAD
- --------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                           SAN JOSE, CALIFORNIA 95134
- --------------------------------------------------------------------------------
City, State and Zip Code



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


                       PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this
        |     form could not be  eliminated  without  unreasonable effort or
        |     expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition
        |     report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
        |     portion thereof, will be filed on or before the fifteenth calendar
        |     day following the  prescribed  due date;  or the calendar day
        |     following the prescribed due date; and subject  quarterly report
        |     of transition report on Form 10-Q, or portion thereof will be
        |     filed on or before  the  fifth calendar day following the
        |     prescribed due date; and
        |
  |_|   | (c) The accountant's  statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


     The Registrant has not been able to finalize its financial statements, including matters pending with respect to the Company's line of credit and debenture agreements, related to the Quarterly Report on Form 10-Q for the period ended June 30, 1996 within the required due date.




                           PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Thurman Jordan            408                           434-9200 ext.3722
     ---------------------------------------------------------------------------
     (Name)                 (Area Code)                     (Telephone Number)






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




(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         |X|         Yes         |_|         No
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
     narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See Exhibit A)

================================================================================

                            Meris Laboratories, Inc.
          --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 1996                By:    /s/ Thurman Jordan
     --------------------                 -----------------------------
                                          Thurman Jordan
                                          Senior Vice President - Finance
                                          (Duly authorized Officer and Principal
                                          Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- ----------------------------- ATTENTION ----------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                      Violations (See 18 U.S.C. 1001).


- --------------------------------------------------------------------------------



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



                                    EXHIBIT A

                         FOR PART IV - OTHER INFORMATION (3)


     The Registrant believes its continuing losses result from increased competition in the clinical laboratory industry, decreased testing volume levels, further reductions in reimbursement rates including reductions effected by Medicare, billing and accounts receivable issues, and on-going litigation.

     The Registrant expects to report net losses of approximately $4.9 million and $6.0 million for the three and six month periods ended June 30, 1996, respectively, as compared to $3.7 million and $3.3 million for the three and six month period ended June 30, 1995, respectively. The Registrant is not able to file its Quarterly Report on Form 10-Q for the period ended June 30, 1996 on August 14, 1996 and anticipates to file such Report on or before August 19, 1996.
































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